J.P. Morgan Prime Inc.

(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition
December 31, 2024

J.P. Morgan Prime Inc.
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Table of Contents
December 31, 2024



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of J.P. Morgan Prime Inc.

Opinion on the Financial Statement - Statement of Financial Condition

We have audited the accompanying statement of financial condition of J.P. Morgan Prime Inc. (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2025

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us

1

J.P. Morgan Prime Inc.
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
December 31, 2024

(in thousands, except share data)

Assets		
Cash	$	382,918
Securities borrowed		52,255,507
Securities received as collateral, at fair value (and fully pledged)		5,445,823
Receivables from brokers, dealers, clearing organizations and others		23,367
Other assets		573
Total assets	$	**58,108,188**
Liabilities		
Securities loaned	$	52,255,760
Obligation to return securities received as collateral, at fair value		5,445,823
Other liabilities and accrued expenses		2,231
Total liabilities		**57,703,814**
Contingencies (refer to Note 8)		
Stockholder's equity		
Common stock, $1 par value; authorized and issued 1,000 shares		1
Additional paid-in capital		149,999
Retained earnings		254,374
Total stockholder's equity		**404,374**
Total liabilities and stockholder's equity	$	**58,108,188**

The accompanying Notes are an integral part of the Statement of Financial Condition.

J.P. Morgan Prime Inc.
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Statement of Financial Condition
December 31, 2024

1. Organization

J.P. Morgan Prime Inc. (the "Company"), is a wholly-owned subsidiary of J.P. Morgan Securities LLC ("J.P. Morgan Securities"), which is an indirect wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMorganChase"), a leading financial services firm based in the United States of America ("U.S."), with operations worldwide. For purposes of this report, an "affiliate" is defined as JPMorganChase or a direct or indirect subsidiary of JPMorganChase. The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is also a member firm of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company derives its revenues from customers entering into securities borrowed transactions and securities loaned transactions (collectively, "securities financing agreements") to facilitate J.P. Morgan Securities' customers' prime brokerage transactions. All of the Company's activities are interrelated and all significant operating decisions are based upon analysis of the Company. The Company's Chief Financial Officer ("CFO") manages the Company's activities as a single reportable segment and is the chief operating decision-maker ("CODM"). The Company's CFO uses the Company's Statement of Financial Condition to evaluate the Company's operating, strategic, capital and liquidity actions. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. Refer to Note 7 for further information on the Company's regulatory requirements.

Parent company guarantee of certain obligations
Certain obligations arising out of transactions entered into by the Company are guaranteed by J.P. Morgan Securities.

Regulatory capital actions
During the year ended December 31, 2024, the Company paid a cash dividend of $100.0 million to J.P. Morgan Securities. Refer to Note 7 for further information on the Company's regulatory requirements.

2. Significant accounting policies

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the U.S. ("U.S. GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by regulatory authorities.

(a) Accounting and reporting developments

Financial Accounting Standards Board ("FASB") Standards adopted since January 1, 2024

Standard	Summary of guidance	Effects on Statement of Financial Condition
Segment reporting: Improvements to Reportable Segment Disclosures *Issued November 2023*	• Requires disclosure of significant segment expenses that are readily provided to the chief operating decision-maker ("CODM") and included in segment profit or loss. • Requires disclosure of the composition and aggregate amount of other segment items, which represent the difference between profit or loss and segment revenues less significant segment expenses. • Requires disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported segment measures in assessing segment performance and deciding how to allocate resources.	• Adopted retrospectively on the Company's Statement of Financial Condition for the year ended December 31, 2024.

FASB Standards issued but not yet adopted as of December 31, 2024

Standard	Summary of guidance	Effects on Statement of Financial Condition
Income Taxes: Improvements to Income Tax Disclosures *Issued December 2023*	• Requires disclosure of income taxes paid disaggregated by 1) federal, state, and foreign taxes and 2) individual jurisdiction on the basis of a quantitative threshold of equal to or greater than 5 percent of total income taxes paid (net of refunds received). • Requires disclosure of the effective tax rate reconciliation by specific categories, at a minimum, with accompanying qualitative disclosures, and separate disclosure of reconciling items based on quantitative thresholds. • Requires categories within the effective tax rate reconciliation to be further disaggregated if quantitative thresholds are met.	• Required effective date: Statement of Financial Condition for the year ended December 31, 2025. • The guidance can be applied on a prospective basis with the option to apply the standard retrospectively. • The Company is evaluating the potential impact on the Statement of Financial Condition disclosures.

J.P. Morgan Prime Inc.
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Statement of Financial Condition
December 31, 2024

(b) Basis of presentation
Use of estimates in the preparation of the Statement of Financial Condition
The preparation of the Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could be different from these estimates.

Offsetting assets and liabilities
U.S. GAAP permits securities borrowed and loaned to be presented net when specified conditions are met, including the existence of a legally enforceable master netting agreement. The Company has elected to net such balances where it has determined that the specified conditions are met.

The Company uses master netting agreements to mitigate counterparty credit risk in certain securities borrowed and loaned agreements. A master netting agreement is a single agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due). Upon the exercise of termination rights by the non-defaulting party (i) all transactions are terminated, (ii) all transactions are valued and the positive value of "in the money" transactions are netted against the negative value of "out of the money" transactions and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Upon exercise of default rights under securities loaned agreements in general (i) all transactions are terminated and accelerated, (ii) all values of securities or cash held or to be delivered are calculated, and all such sums are netted against each other and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount.

Typical master netting agreements for these types of transactions also often contain a collateral/margin agreement that provides for a security interest in, or title transfer of, securities or cash collateral/margin to the party that has the right to demand margin (the "demanding party"). The collateral/margin agreement typically requires a party to transfer collateral/margin to the demanding party with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set-off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty. Refer to Note 4 for further information on the Company's securities financing activities.

(c) Securities financing agreements
Securities borrowed and securities loaned are treated as collateralized transactions and are measured at amortized cost. Additionally, the Company may receive securities as collateral in securities-for-securities transactions. If the Company is the lender in these transactions and where the Company is permitted to sell or repledge the collateral received, the Company reports the fair value of the securities received as collateral and the related obligation to return securities received as collateral on the Statement of Financial Condition. Refer to Note 4 for further information.

(d) Income taxes
The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorganChase. Pursuant to a tax sharing agreement, JPMorganChase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing a separate income tax return. Furthermore, JPMorganChase will reimburse the Company currently for losses irrespective of whether the Company would utilize losses on a separate return basis. The Company uses the separate return adjusted for benefits-for-loss allocation methodology to provide for income taxes on all transactions recorded on the Statement of Financial Condition. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the consolidated JPMorganChase entity.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed on the Statement of Financial Condition. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's Statement of Financial Condition to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. After-tax interest and penalties, as well as the related unrecognized tax benefits, are recognized in income tax expense.

J.P. Morgan Prime Inc.
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Notes to Statement of Financial Condition
December 31, 2024

The tax sharing agreement between JPMorganChase and the Company allows for intercompany payments to or from JPMorganChase for outstanding current tax assets or liabilities.

Refer to Note 6 for further information.

3. Fair value measurement of financial instruments

The Company carries a portion of its assets and liabilities at fair value on a recurring basis (i.e., assets and liabilities that are measured and reported at fair value on the Company's Statement of Financial Condition). Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment).

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on quoted market prices or inputs, where available. If prices or quotes are not available, fair value is based on valuation models and other valuation techniques that consider relevant transaction characteristics (such as maturity) and use, as inputs, observable or unobservable market parameters, including yield curves, interest rates, volatilities, prices (such as equity or debt prices), correlations, foreign exchange rates and credit curves. Fair value may also incorporate valuation adjustments.

The level of precision in estimating unobservable market inputs or other factors can affect the amount of gain or loss recorded for a particular position. Furthermore, while the Company believes its valuation methods are appropriate and consistent with those of other market participants, the methods and assumptions used reflect management judgment and may vary across the Company's businesses and portfolios.

The Company uses various methodologies and assumptions in the determination of fair value. The use of different methodologies or assumptions by other market participants compared with those used by the Company could result in the Company deriving a different estimate of fair value at the reporting date.

Valuation process

Risk-taking functions are responsible for providing fair value estimates for assets and liabilities carried on the Statement of Financial Condition at fair value. JPMorganChase's Valuation Control Group ("VCG"), which is part of JPMorganChase's Finance function and independent of the risk-taking functions, is responsible for verifying these estimates and determining any fair value adjustments that may be required to ensure that the Company's positions are recorded at fair value. In addition, JPMorganChase's Firmwide Valuation Governance Forum ("VGF"), which is composed of senior finance and risk executives, is responsible for overseeing the management of risks arising from valuation activities conducted across JPMorganChase. JPMorganChase's VGF is chaired by the JPMorganChase Firmwide head of the VCG (under the direction of JPMorganChase's Controller), and includes sub-forums covering the Company.

Price verification process

The VCG verifies fair value estimates provided by the risk-taking functions by leveraging independently derived prices, valuation inputs and other market data, where available. Where independent prices or inputs are not available, additional review is performed by the VCG to ensure the reasonableness of the estimates.

The VCG determines any valuation adjustments that may be required to the estimates provided by the risk-taking functions. No adjustments to quoted prices are applied for instruments classified within level 1 of the fair value hierarchy (refer to the discussion below for further information on the fair value hierarchy). For other positions, judgment is required to assess the need for valuation adjustments to appropriately reflect liquidity considerations, unobservable parameters and, for certain portfolios that meet specified criteria, the size of the net open risk position. The determination of such adjustments follows a consistent framework across JPMorganChase.

- Liquidity valuation adjustments are considered where an observable external price or valuation parameter exists but is of lower reliability, potentially due to lower market activity. Liquidity valuation adjustments are made based on current market conditions. Factors that may be considered in determining the liquidity adjustment include analysis of: (1) the estimated bid-offer spread for the instrument being traded; (2) alternative pricing points for similar instruments in active markets; and (3) the range of reasonable values that the price or parameter could take.

- Uncertainty adjustments related to observable parameters may be made when positions are valued using prices or input parameters to valuation models that are unobservable due to a lack of market activity or because they cannot be implied from observable market data. Such prices or parameters must be estimated and are, therefore, subject to management judgment. Adjustments are made to reflect the uncertainty inherent in the resulting valuation estimate.

Notes to Statement of Financial Condition
December 31, 2024

Fair value hierarchy

A three-level fair value hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The fair value hierarchy is based on the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 – one or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies generally used by the Company to measure its more significant products/instruments at fair value, including the general classification of such instruments pursuant to the fair value hierarchy.

Product/instrument	Valuation methodology	Classifications in the fair value hierarchy
Securities received as collateral	Quoted market prices.	Level 1
	In the absence of quoted market prices, financial instruments are valued based on:	Level 2 or 3
	• Observable market prices for similar securities	
	• Relevant broker quotes	
	• Discounted cash flows	

The following table presents the assets and liabilities reported at fair value as of December 31, 2024, by major product category and fair value hierarchy.

Assets and liabilities measured at fair value on a recurring basis

	Fair value hierarchy			
(in thousands)	Level 1	Level 2	Level 3	Total fair value
Total assets measured at fair value on a recurring basis				
Securities received as collateral	$ 3,088,994	$ 2,323,771	$ 33,058	$ 5,445,823
Total liabilities measured at fair value on a recurring basis				
Obligation to return securities received as collateral	$ 3,088,994	$ 2,323,771	$ 33,058	$ 5,445,823

Level 3 valuation

The Company has established well-structured processes for determining fair value, including for instruments where fair value is estimated using significant unobservable inputs (level 3).

Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available to the Company. For instruments valued using valuation techniques that use significant unobservable inputs and that are therefore classified within level 3 of the fair value hierarchy, judgments used to estimate fair value are more significant than those required when estimating the fair value of instruments classified within levels 1 and 2.

In arriving at an estimate of fair value for an instrument within level 3, management must first determine the appropriate valuation model or other valuation technique to use. Second, due to the lack of observability of significant inputs, management must assess relevant empirical data in deriving valuation inputs including transaction details and valuations of comparable instruments.

In the Company's view, the input range, weighted and arithmetic average values do not reflect the degree of input uncertainty or an assessment of the reasonableness of the Company's estimates and assumptions. At December 31, 2024, the level 3 assets and liabilities are insignificant both individually and in aggregate.

J.P. Morgan Prime Inc.
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Statement of Financial Condition
December 31, 2024

Transfers between levels for instruments carried at fair value on a recurring basis
During the year ended December 31, 2024, significant transfers from level 2 into level 3 include the following:

- $5.4 million of securities received as collateral and obligation to return securities received as collateral as a result of a decrease in observability.

During the year ended December 31, 2024, significant transfers from level 3 into level 2 include the following:
- $2.7 million of securities received as collateral and obligation to return securities received as collateral as a result of an increase in observability.

All transfers are based on changes in the observability and/or significance of the valuation inputs and are assumed to occur at the beginning of the quarterly period in which they occur.

Additional disclosures about the fair value of financial instruments that are not carried on the Statement of Financial Condition at fair value
U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, which are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, securities borrowed, receivables from brokers, dealers, clearing organizations and others, securities loaned, and other liabilities and accrued expenses.

The following table presents by fair value hierarchy classification the carrying values and estimated fair values as of December 31, 2024, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and their classification within the fair value hierarchy.

(in thousands)	Carrying value	Estimated fair value hierarchy			Total estimated fair value
		Level 1	Level 2	Level 3	
Financial assets					
Cash	$ 382,918	$ 382,918	$ –	$ –	$ 382,918
Securities borrowed	52,255,507	–	52,255,507	–	52,255,507
Receivables from brokers, dealers, clearing organizations and others	23,367	–	23,367	–	23,367
Financial liabilities					
Securities loaned	$ 52,255,760	$ –	$ 52,255,760	$ –	$ 52,255,760
Other liabilities and accrued expenses	185	–	185	–	185

4. Securities financing activities
The Company enters into securities financing agreements primarily to accommodate the financing needs of J.P. Morgan Securities' prime brokerage customers.

Securities borrowed and securities loaned are treated as collateralized transactions and are measured at amortized cost. In accordance with U.S. GAAP, certain securities are borrowed against securities collateral and the borrower is not required to record the transactions on its Statement of Financial Condition. Certain securities are loaned against securities collateral, and the lender is required to record the securities received as collateral and the related obligation to return securities received as collateral on its Statement of Financial Condition.

Credit risk mitigation practices
Securities financing agreements expose the Company primarily to credit and liquidity risk. To manage these risks, the Company monitors the value of the underlying securities that it has received from or provided to its counterparties compared to the value of cash proceeds and exchanged collateral, and either requests additional collateral or returns securities or collateral when appropriate. Margin levels are initially established based upon the counterparty, the type of underlying securities, and the permissible collateral, and are monitored on an ongoing basis.

In securities borrowed agreements, the Company is exposed to credit risk to the extent that the value of the securities received is less than initial cash principal advanced and any collateral amounts exchanged. In securities loaned agreements, credit risk exposure arises to the extent that the value of underlying securities advanced exceeds the value of the initial cash principal received, and any collateral amounts exchanged.

Notes to Statement of Financial Condition
December 31, 2024

Additionally, the Company typically enters into master netting agreements and other similar arrangements with its counterparties, which provide for the right to liquidate the underlying securities and any collateral amounts exchanged in the event of a counterparty default.

The table below summarizes the gross and net amounts of the Company's securities financing agreements as of December 31, 2024. When the Company has obtained an appropriate legal opinion with respect to a master netting agreement with a counterparty and where other relevant netting criteria under U.S. GAAP are met, the Company nets, on the Statement of Financial Condition, the balances outstanding under its securities financing agreements with the same counterparty. In addition, the Company exchanges securities and/or cash collateral with its counterparty to reduce the economic exposure with the counterparty but such collateral is not eligible for net Statement of Financial Condition presentation. Where the Company has obtained an appropriate legal opinion with respect to the master netting agreement, such collateral, along with securities financing balances that do no meet all these relevant netting criteria under U.S. GAAP, is presented in the table below as "Amounts not nettable on the Statement of Financial Condition", and reduces the "Net amounts" presented. Where a legal opinion has not been either sought or obtained, the securities financing balances are presented gross in the "Net amounts" below.

(in thousands)	Gross amounts	Amounts netted on the Statement of Financial Condition	Amounts presented on the Statement of Financial Condition	Amounts not nettable on the Statement of Financial Condition[b]	Net amounts[c]
Assets					
Securities borrowed	$ 99,222,575	$ (46,967,068)	$ 52,255,507	$ (52,252,585)	$ 2,922
Liabilities					
Securities loaned	$ 99,222,828	$ (46,967,068)	$ 52,255,760	$ (52,239,489)	$ 16,271
Obligation to return securities received as collateral[a]	5,445,823	–	5,445,823	(5,417,448)	28,375

(a) Represents securities-for-securities lending transactions when the Company is acting as the lender with the corresponding asset recognized as securities received as collateral, at fair value on the Statement of Financial Condition.

(b) In some cases, collateral exchanged with a counterparty exceeds the net asset or liability balance with that counterparty. In such cases, the amounts reported in this column are limited to the related asset or liability with that counterparty.

(c) Includes securities financing agreements that provide collateral rights, but where an appropriate legal opinion with respect to the master netting agreement has not been either sought or obtained. At December 31, 2024, included $28.3 million of obligation to return securities received as collateral.

The following tables present, as of December 31, 2024, the types of financial assets pledged in securities financing agreements and the remaining contractual maturity of the securities financing agreements.

(in thousands)	Gross liability balance	
	Securities loaned	Obligation to return securities received as collateral[a]
U.S. Treasury, Government-sponsored enterprises and government agencies	$ 520,673	$ 103,773
Non-U.S. government debt securities	147,680	303,587
Corporate debt securities	6,867,245	1,673,991
Equity securities	91,687,230	3,364,472
Total	**$ 99,222,828**	**$ 5,445,823**

(in thousands)	Remaining contractual maturity of the agreements				
	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities loaned	$ 99,222,828	$ –	$ –	$ –	$ 99,222,828
Obligation to return securities received as collateral[a]	5,445,823	–	–	–	5,445,823

(a) Represents securities-for-securities lending transactions when the Company is acting as the lender with the corresponding asset recognized as securities received as collateral, at fair value on the Statement of Financial Condition.

5. Related parties

The Company regularly enters into transactions with JPMorganChase affiliates, including entering into securities financing agreements with J.P. Morgan Securities. Through servicing agreements, the Company also receives operational support and

J.P. Morgan Prime Inc.
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Statement of Financial Condition
December 31, 2024

technology services from JPMorganChase affiliates. Balances with related parties as of December 31, 2024, are listed in the following table.

(in thousands)	
Assets	
Cash	$ 21,092
Securities borrowed	52,255,507
Receivables from brokers, dealers, clearing organizations and others	22,405
Liabilities	
Securities loaned	$ 51,953,148

6. Income taxes

Deferred income tax expense/(benefit) results from differences between assets and liabilities measured for financial reporting purposes versus income tax return purposes. Deferred tax assets are recognized if, in management's judgement, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. At December 31, 2024, the Company recorded a deferred tax asset of $573 thousand included in other assets on the Statement of Financial Condition. As of December 31, 2024, management has determined it is more likely than not that the Company will realize its deferred tax assets.

At December 31, 2024, the Company recorded a net current income tax payable to JPMorganChase of $2.0 million included in other liabilities and accrued expenses on the Statement of Financial Condition.

The Company had no unrecognized tax benefits for the year ended December 31, 2024.

The Company is a member of the JPMorganChase consolidated group which is continually under examination by the Internal Revenue Service, by taxing authorities throughout the world, and by many state and local jurisdictions throughout the U.S. The following table summarizes the status of tax years that remain subject to income tax examinations of JPMorganChase and its consolidated subsidiaries by significant jurisdictions as of December 31, 2024.

Tax examinations	Periods under examination	Status
JPMorganChase - U.S.	2014 - 2020	Field examination of original and amended returns; certain matters at Appellate level
JPMorganChase - New York City	2015 - 2018	Field examination

7. Regulatory requirements

The Company is a registered broker-dealer and accordingly is subject to SEC Rule 15c3-1. Under this rule, the Company is required to maintain minimum net capital, as defined by the SEC and FINRA, of $250 thousand.

At December 31, 2024, the Company's net capital of $359.6 million exceeded the minimum net capital requirement by $359.3 million.

The Company has no possession or control obligations under the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e).

8. Pledged assets, collateral and contingencies
Pledged assets

The Company pledges financial assets it receives as collateral in securities-for-securities transactions. These assets are only pledged to J.P. Morgan Securities, which may sell, repledge or otherwise use them. The pledged assets are identified as securities received as collateral on the Statement of Financial Condition.

The following table presents the carrying value of the Company's pledged assets at December 31, 2024.

(in thousands)	
Assets that may be sold or repledged or otherwise used by J.P. Morgan Securities	$ 5,445,823
Total pledged assets	**$ 5,445,823**

J.P. Morgan Prime Inc.
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Statement of Financial Condition
December 31, 2024

Collateral

The Company accepts financial assets as collateral that it is permitted to sell or repledge, deliver or otherwise use that is obtained under securities financing agreements.

The following table presents the fair value of collateral accepted at December 31, 2024.

(in thousands)		
Collateral that is permitted to be sold or repledged, delivered, or otherwise used	$	99,665,306
Collateral sold or repledged, delivered, or otherwise used		99,658,816

Litigation

In the ordinary course of business the Company has become and may in the future become a defendant in legal proceedings in connection with its prime brokerage business. In accordance with the provisions of U.S. GAAP for contingencies, the Company accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. The Company evaluates its outstanding legal proceedings, if any, periodically to assess whether a litigation reserve should be established.

While the outcome of litigation is inherently uncertain, the Company believes, based upon its current knowledge, and after consultation with counsel, that there are no pending or threatened legal proceedings affecting the Company that would require the establishment of a litigation reserve. There is no assurance that the Company will not need to establish a reserve, or to adjust the amount of such a reserve, for a litigation-related liability in the future.

9. Subsequent events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through February 25, 2025 (the date of the filing of this report). Other than the event indicated below, there have been no material subsequent events that occurred during such period that would require disclosure or recognition on the Statement of Financial Condition as of December 31, 2024.

On February 25, 2025, the Company approved a cash dividend of $100.0 million to J.P. Morgan Securities to be paid on or before March 31, 2025.